UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 14 through May 15, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

-                                           Progress on share repurchase program KPN, dated 14 May 2007;

-                                           OPTA to reduce mobile termination tariffs in the Netherlands, dated 15 May 2007.

2

Progress on share repurchase program KPN	Press release Date 14 May 2007 Number 033pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 7 May 2007 to 11 May 2007, it has repurchased 3,440,000 KPN ordinary shares at an average price of EUR 12.23. To date, approximately 28.2% of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

OPTA to reduce mobile termination tariffs in the Netherlands	Press release Date 15 May 2007 Number 034pe

The Dutch regulator OPTA has published a draft decision for consultation on mobile terminating tariffs for Dutch mobile operators as of July 2007 to 1 July 2010. The draft decision includes the designation of all mobile operators in the Netherlands as operators with significant market power for call termination on their respective networks and oblige operators to reduce their tariffs for call termination services. The draft decisions follow earlier designations from OPTA of November 2005, which were annulled by Dutch court in September 2006. The current draft decision of OPTA is subject to national and EU Commission’s consultation.

The MTA tariffs for KPN and Vodafone as required by OPTA lead to tariffs of EUR 0.07 as of 1 July 2009 and for Orange and T-Mobile to EUR 0.081 respectively. The tariffs will be gradually lowered as of July 2007 according to the glide path as shown in the table below. For KPN this glide path also includes a voluntary decrease in the second quarter of 2009, which was part of an agreement among the Dutch mobile operators.

KPN expects that the lowering of the termination tariffs will lead to a further fine tuning of the existing mobile business model.

Maximum tariffs as of	KPN	Vodafone	T-Mobile, Orange	Asymmetry
1 July 2007(*)	EUR 0.100	EUR 0.100	EUR 0.114	EUR 0.014
1 July 2008	EUR 0.090	EUR 0.090	EUR 0.104	EUR 0.014
1 April 2009	EUR 0.080	EUR 0.090	EUR 0.104	EUR 0.024
1 July 2009	EUR 0.070	EUR 0.070	EUR 0.081	EUR 0.011

(*)  Effective date of new tariffs is 2 weeks after publication of final OPTA decision

The current mobile terminating tariffs for KPN and Vodafone are EUR 0.110 and EUR 0.124 for T-Mobile, Orange, Telfort and Tele-2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 15, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel